Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Delta Apparel, Inc.:

We consent to the use of our reports dated December 15, 2015, with respect to the consolidated balance sheets of Delta Apparel, Inc. and subsidiaries as of October 3, 2015 and September 27, 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years then ended and for the 13-week transition period ended September 28, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of October 3, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Greenville, South Carolina

November 23, 2016